SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2006
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of principal executive offices)
(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)
Form 20-F      x Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes No x

EXHIBIT LIST
Exhibit
Description
Sequential
Page Number
·
Naspers acquires equity stake
in Abril, dated May 8, 2006

Naspers acquires 30% in leading Brazilian media company
South Africa, 6th May 2006 - Naspers Limited (JSE: NPN, NASDAQ: NPSN), today announced that it has acquired 30% of the leading Brazil media company Abril S.A. for a cash consideration of US$422 million. This transaction gives Naspers a stake in the growing Brazilian media market, through a leading enterprise.
Abril is the largest magazine publisher in Brazil and one of the largest media companies in Latin America.
It has a 54% share of magazine circulation and 58% of magazine advertising revenues in Brazil.
Abril publishes five of the top ten magazine titles in Brazil. Its flagship newsweekly, Veja, is the fourth highest selling weekly globally. It has a circulation of approximately 1,1 million and an average readership of 8 million, the largest of any news magazine in the world not owned by a US-based group. In addition, the company has Brazil’s leading educational book publisher and a pay television network.
The proceeds received by Abril from the transaction will be used to reduce debt and to fund expansion of the business. After the transaction, the Civita family will hold 70% of Abril and Naspers 30%. Naspers will fund the transaction from existing cash resources and will equity account its 30% interest. There are no unfulfilled conditions.
In the financial year ended 31 December 2005, Abril generated revenues of R$2,5 billion (R7,1 billion) and
Ebitda of R$468 million (R1,3 billion).
Koos Bekker, Naspers CEO, commented that, “We encountered Abril more than a decade ago for the first time, and were immediately struck by the fact that it was a particularly well-run company with professional executives”.
“The acquisition is in line with our strategy to invest in the most promising of the developing economies.
Brazil is an attractive market, where strong economic growth is expected to drive domestic media expansion. This acquisition give us the opportunity to apply our expertise in various media types in another emerging market, to learn and to participate in growth”.
Hein Brand, CEO of Media24, said that, “To date, Naspers has had some success in establishing a presence in 53 countries like China, Greece, Thailand and the rest of Africa. This transaction will create a solid stake in Brazil. We look forward to working with Abril in sharing media expertise in pay TV, internet, magazines and book publishing. I expect that we will learn as much as we contribute. We aim to make this a beneficial partnership for both parties.”

Abril Chairman and CEO, Roberto Civita, commented that, “We are delighted with our new partnership with Naspers. I am convinced that it will greatly contribute to accelerating Abril’s growth and diversification over the coming years, and look forward with pleasure to working together and all that we can learn from each other”.
6 May 2006
Contact details:
Mark
Sorour
Hein
Brand
Chief Investment Officer CEO Media24
+27 21 406 3008 +27 21 406 2133
+27 83 250 0000 +27 82 413 4002
msorour@naspers.com
hbrand@media24.com

Important Legal Information:
This press release contains forward-looking statements. While these forward-looking statements represent our judgements and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the risk that the group companies will not consummate the proposed reorganization;
the costs related to the proposed reorganization; the risk that all anticipated benefits may not be obtained;
and other key factors that we have indicated that could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”). None of Naspers, MIHH or MIHL are under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.
About Naspers:
Naspers is a multinational media company with principal operations in electronic media (including pay-
television, internet and instant-messaging subscriber platforms and the provision of related technologies)
and print media (including the publishing, distribution and printing of magazines, newspapers and books, and the provision of private education services). Naspers’ most significant operations are located in South
Africa, where it generates approximately 72.7% of its revenues, with other operations located elsewhere in
Sub-Saharan Africa, Greece, Cyprus, the Netherlands, the United States, Thailand, China, Russia, and
India. Naspers creates media content, builds brand names around it, and manages the platforms distributing the content. Naspers delivers its content in a variety of forms and through a variety of channels, including television platforms, internet services, newspapers, magazines and books. Many of
Naspers’ businesses hold leading market positions, and Naspers capitalises on these strong positions when expanding into new markets.

SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.
NASPERS LIMITED
Date: May 8, 2005 by
Name: Stephan J. Z. Pacak
Title:    Director